May 6, 2005


Mr. Kevin Vaughn
Reviewing Accountant
Mr. Praveen Kartholy
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Zunicom, Inc.
         Form 10-K for year ended December 31, 2004
         Filed March 31, 2005
         File No. 000-27210

Dear Mr. Vaughn and Mr. Kartholy,

         We have received your comment letter of April 27, 2005 and appreciate an opportunity to clarify the recent filing of our Annual Report on Form 10-K for the year ended December 31, 2004. We understand that the purpose of your review is to assist us in compliance with the applicable disclosure requirements and to further assist us with the overall disclosure in our filing. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         As an aid to understanding the Company's responses to staff comments each comment is listed below with the Company's response immediately following the applicable comment.

Form 10-K for the fiscal year ended December 31, 2004

Staff Comment:
-------------
Item 8 - Financial Statements and Supplementary Data
----------------------------------------------------
Report of Independent Registered Public Accounting Firm - Page F-3
------------------------------------------------------------------

     1. Please have your auditor revise its report in future filings to indicate the city and state where the opinion was issued. Refer to Rule 2-02(a) of Regulation S-X.

Company Response:
----------------

Noted and will provide requested information in all future filings.


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

Staff Comment:
-------------
Note B - Summary of Significant Accounting Policies
---------------------------------------------------
Revenue Recognition - Page F-12
-------------------------------

     2. Your current disclosure on revenue recognition is vague. We note that you offer various types of product, including batteries, portable power products, security products and electronic components. We also note your reference on page 13 to "drop shipment sales." We also note that you provide power services, which includes sourcing, distribution, logistics and value added services. It appears these power services agreements may be multiple element transactions. Please supplementally respond to the following and revise future flings to address our comments as appropriate:

          (a) Indicate your accounting policies for each type of material sales transaction, including power services. In each instance, demonstrate how you satisfy each of the criteria for revenue recognition under SAB Topic 13A.

          (b) Discuss any significant post-shipment obligations or any other significant terms of your arrangements. Tell us how these terms impact your revenue recognition. If you provide customers with a product warranty, disclose how you account for that obligation and if material, provide the roll-forward of the liability required by paragraph 14 of FIN 45.

          (c) Discuss how you account for multiple-element arrangements. Demonstrate how your policies comply with EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration and disclosing how you determine the fair value of the undelivered elements.


Company Response:

2 a)
----
         The Company has two segments: the battery and fulfillment sales segment which represents the operations of Universal and the facsimile and business center segment which represents the operations of AlphaNet. Universal is essentially an importer and distributor of batteries and battery related products. AlphaNet provides computer related access services to hotels.

         Universal is a distributor who purchases both finished goods and components from domestic and international suppliers. Universal's customers order finished goods, either bulk battery product or single shippable units, to fill their requirements. The Company adds value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. As an example, Universal may purchase, in bulk quantities, batteries, wiring harnesses, control panels and similar items necessary to install a residential security system. Each security


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

system installation may require only one or two of the items purchased in bulk by the Company. As a value added service Universal will pick the small quantities of components from the bulk supply and repackage them into a single shippable unit for the convenience of Universal's customer. Universal then markets and sells the single shippable unit as a complete product to their customer. This arrangement is available to many of Universal's customers but the single largest customer is Brinks Home Security. The Company refers to this service as "Third Party Logistics". Additionally, Universal has several customers that require specific battery solutions for inclusion in their own products. Universal will obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. The Company refers to this process as a "value added service". Generally, Universal recognizes sales of finished goods upon the shipment of the product.

         Universal sells products to several customers in quantities that represent a full container load of product obtained from pacific rim sources. Universal obtains the order from the customer and arranges for the shipment of product directly from Universal's vendor to reduce freight costs and wear and tear on the product from excessive handling. Because the product is shipped directly from Universal's vendor to Universal's customer the Company refers to these sales as "drop shipments". Generally, Universal recognizes revenue at the time the customer takes title to the product.

         Universal does not enter into service contracts with customers.

Universal satisfies the four criteria for determining that revenue is realizable as defined under SAB Topic 13A as follows:

   o  Persuasive evidence of an arrangement exists

   The Company receives purchase orders or other written information from their customers. These purchase orders indicate the item, price and quantity desired, as well as the desired shipping and billing terms.

   o  Delivery has occurred or services have been rendered

   The Company ships its finished goods by common carrier, by United Parcel Service or by other commercial means. The merchandise that is shipped directly from the overseas vendor to the customer is shipped on commercial shipping lines. Delivery is considered complete at the time the customer takes title to the product as shipping terms vary.

   o  The seller's price to the buyer is fixed or determinable

   The price is quoted to the customer either by phone, by catalog or by other means. The customer indicates their agreement to the price of the product by placing their order. Standardized price lists are used with some customers while many of the large volume customers have annual pricing programs that are offered in advance.

   o  Collectibility is reasonably assured.

   The Company offers open credit to many of its customers, bills each order upon transfer of title, and has a very low experience rate of uncollectible


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

   accounts and almost no examples of customers asserting a claim of not receiving the goods or not ordering the goods. The most common type of uncollectible account is bankruptcy or other type of liquidation on the part of the customer. The Company considers these as well as other factors when determining the allowance for doubtful accounts.

         AlphaNet provides computer related access services to hotels. AlphaNet places computer components in the hotel properties which allow hotel guests access to facsimile machines, computers and other office equipment. The hotel guests use the equipment on a fee per minute basis which AlphaNet tracks. AlphaNet bills either the hotel property or the customer directly at the end of each fee per minute session. Much of this business is conducted through credit cards. AlphaNet records the sale upon completion of the session. AlphaNet represents less than 3% of the Company's overall sales volume.

2 b)
----
         Universal offers its customers a limited warranty for replacement of finished goods that do not function properly for approximately one year. Certain battery chemistries require a slightly shorter warranty period while other chemistries have an extended warranty period. The vast majority of Universal's product offerings have a one year limited warranty. The most common types of warranty complaints are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company's written warranty is limited to the replacement of the product purchased and does not cover the product the battery is used in. The Company's replacement rate is insignificant, less than 0.25% of total sales, and is therefore recorded as a reduction of sales when the warranty expensed is incurred. If the Company determines that a shipment of product has a manufacturing defect, the Company has recourse with the manufacturer to recover the replacement costs incurred but the cost of isolated or individual instances of defects are borne by the Company.

         Universal has no other post-shipment obligations. The Company does not offer any type of post-sale servicing.

         AlphaNet does not sell products and as such warranty or post shipment obligations are not applicable.

2 c)
----
         Universal does not enter into revenue arrangements with multiple deliverables as defined in EITF 00-21 AND SAB 104.

         The Company proposes the following expanded disclosure in all future filings of its revenue recognition and post shipment obligations.

Revenue Recognition

         The Company recognizes revenue in accordance with SAB 104 when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectiblity is reasonably assured. Revenue recognition for specific types of revenue are described below.

         Universal is a distributor who purchases both finished goods and components from domestic and international suppliers. Universal's customers order finished goods, either bulk battery product or single shippable units, to fill their requirements

         The Company adds value to products and components by packaging them in customer specified "kits" or tailor made units that are convenient for the customer to order and ship. Additionally, Universal has several customers that require specific battery solutions for inclusion in their own products. Universal will obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. The Company refers to this process as a "value added service". Generally, Universal recognizes sales of finished goods at the time the customer takes title to the product.

         Universal sells products to several customers in bulk quantities. Universal obtains the order from the customer and arranges for the delivery of the product directly from Universal's vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. Universal refers to these transactions as "drop shipments" because the product is shipped directly from Universal's vendor to Universal's customer. Generally, Universal recognizes revenue at the time the customer takes title to the product.

         AlphaNet provides computer related access services to hotels. AlphaNet places computer components in the hotel properties which allow hotel guests access to facsimile machines, computers and other office machinery. The hotel guests use the equipment on a fee per minute basis which AlphaNet tracks. AlphaNet bills either the hotel property or the customer directly at the end of each fee per minute session. Much of this business is conducted through credit cards. Generally, AlphaNet records the sale upon completion of the session.

Post Shipment Obligations:

         Universal offers its customers a limited warranty for replacement of finished goods that do not function properly. Generally the limited warranty period is for one year. The most common types of warranty claims are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company's warranty is limited to the replacement of the product purchased and does not cover the product the battery is intended to power. At
December 31, 2004, 2003, and 2002 the Company has a warranty reserve of approximately $10,000. Warranty expenses are recorded as a reduction of sales when credit is issued.

         The Company believes that it has complied with the Staff's comments as requested.

         Please call me at (469) 892-1200 with any comments or questions that you may have with respect to the enclosed filing, or if we may be of any further assistance.

Sincerely,


/s/ Julie Sansom-Reese
-----------------------
Julie Sansom-Reese
Chief Financial Officer


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